MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our interim unaudited consolidated financial statements and their notes filed as Exhibit 99.1 to the Report on Form 6-K to which this "Management's Discussion and Analysis of Financial Condition and Results of Operations" is an exhibit.

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” “projects”, “forecasts”, “may”, “should” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Forward-looking statements include statements regarding:

•	our future operating or financial results;

•	our financial condition and liquidity, including our ability to comply with our loan covenants, to repay our indebtedness and to continue as a going concern;

•	potential liability from future litigation and incidents involving our vessels, including seizures by pirates, and our expected recoveries of claims under our insurance policies;

•	drybulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses and general and administrative expenses;

•	the useful lives and value of our vessels;

•	our ability to receive in full or partially our accounts receivable and insurance claims;

•	greater than anticipated levels of drybulk vessel new building orders or lower than anticipated rates of drybulk vessel scrapping;

•	changes in the cost of other modes of bulk commodity transportation;

•	availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	changes in condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated dry-docking costs);

•	competition in the seaborne transportation industry;

•	global and regional economic and political conditions;

•	fluctuations in currencies and interest rates;

•	our ability to leverage to our advantage Free Bulkers S.A.’s, our Manager, relationships and reputation in the drybulk shipping industry;

•	the overall health and condition of the U.S. and global financial markets;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	our ability to pay dividends in the future;

•	acts of terrorism and other hostilities; and

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•	other factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this report to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

FreeSeas Inc. is a Republic of the Marshall Islands company that is referred to in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, together with its subsidiaries, as “FreeSeas Inc.,” “FreeSeas,” “the Company,” "the Group," “we,” “us,” or “our.”

The historical consolidated financial results of FreeSeas described below are presented, unless otherwise stated, in thousands of United States dollars.

Overview

Our fleet currently consists of six Handysize vessels and one Handymax vessel that carry a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” As of October 10, 2012, the aggregate dwt of our operational fleet is approximately 197,200 dwt and the average age of our fleet is 15 years.

Our investment focus is in the Handysize sector. Handysize vessels are, we believe, more versatile in the types of cargoes that they can carry and trade routes they can follow, and offer less volatile returns than larger vessel classes. We believe this segment also offers better demand and supply demographics than other drybulk asset classes. We may, however, acquire larger drybulk vessels if desirable opportunities arise.

We have contracted the management of our fleet to Free Bulkers S.A.(“Manager”), an entity controlled by Ion G. Varouxakis, our Chairman, President and Chief Executive Officer, and one of our principal shareholders. Our Manager provides technical management of our fleet, commercial management of our fleet, financial reporting and accounting services and office space. While the Manager is responsible for finding and arranging charters for our vessels, the final decision to charter our vessels remains with us.

Recent Developments

•	On May 11, 2012, we entered into a Standby Equity Distribution Agreement (the “SEDA”) with YA Global Master SPV Ltd. (“YA Global”), a fund managed by Yorkville Advisors, LLC, pursuant to which, for a 24-month period, we have the right to sell up to $3.2 million of shares of the Company’s common stock. The SEDA entitles us to sell and obligates YA Global to purchase, from time to time over a period of 24 months, shares of our common stock for cash consideration up to an aggregate of $3.2 million, subject to conditions we must satisfy as set forth in the SEDA. For each share of common stock purchased under the SEDA, YA Global will pay 96% of the lowest daily volume weighted average price during the pricing period, which is the five consecutive trading days after we deliver an advance notice to YA Global. Each such advance may be for an amount not to exceed the greater of $200,000 or 100% of the average daily trading volume of our common stock for the 10 consecutive trading days prior to the notice date. We registered the resale by YA Global of up to 1,839,721 shares of our common stock. As of the date of this prospectus, we had sold 1,739,721 shares of our common stock under the SEDA for aggregate proceeds of $432,000. Pursuant to the terms of the SEDA, we cannot deliver any further advance notices until such time as we file and have declared effective a new registration statement covering the resale of additional shares of our common stock by YA Global.

•	On May 31, 2012, FreeSeas entered a Sixth Supplemental Agreement with Credit Suisse AG, or Credit Suisse, which amends and restates the Facility Agreement dated December 24, 2007, as amended, between FreeSeas and Credit Suisse. The Sixth Supplemental Agreement, among other things, modifies the Facility Agreement to:

•	Defer further principal repayments until March 31, 2014;

•	Reduce the interest rate on the facility to LIBOR plus 1% until March 31, 2014 from a current interest margin of 3.25%;

•	Release restricted cash of $1.125 million;

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•	Waive compliance through March 31, 2014 with the requirement to maintain a minimum ratio of aggregate fair market value of the financed vessels to loan balance, after which date the required minimum ratio will be 115% beginning April 1, 2014, 120% beginning October 1, 2014, and 135% beginning April 1, 2015;

•	Establish certain financial covenants, including an interest coverage ratio, which must be complied with starting January 1, 2013, a consolidated leverage ratio, which must be complied with starting January 1, 2014, and a minimum liquidity ratio, which must be complied with starting July 1, 2014; and

•	Require the amount of any “Excess Cash,” as determined in accordance with the Facility Agreement at each fiscal quarter end beginning June 30, 2012, to be applied to pay the amendment and restructuring fee described below and prepay the outstanding loan balance, depending on FreeSeas’ compliance at the time with the vessel market value to loan ratio and the outstanding balance of the loan.

As of the date of this report, the outstanding balance under the Facility Agreement totaled $36.45 million. An amendment and restructuring fee equal to 5% of the current outstanding indebtedness, $1.823 million, will be due and payable on the earlier of March 31, 2014, the date of a voluntary prepayment, or the date the loan facility becomes due or is repaid in full. FreeSeas is also no longer required to sell additional vessels, as it had been under the terms of the Facility Agreement as previously in effect.

•	On July 11, and August 22, 2012, the Company received notices from FBB according to which failure to (i) pay the $2,513 repayment installment due in June 2012 (ii) pay accrued interest and (iii) failure to pay default interest constitute an event of default. The Company is in discussions to permanently amend the amortization schedule.

•	On August 10, 2012, pursuant to the approval of our Board of Directors at its April 2012 meeting, we issued 1,660,694 shares of our common stock our Manager in payment of the $926 in unpaid fees due to the Manager for the first quarter of 2012 and 159,712 shares of our common stock to our four non-executive directors in payment of $31 each in unpaid Board fees for the last three quarters of 2011.

•	On August 21, 2012, pursuant to the terms of a Note Purchase Agreement dated May 11, 2012 between us and YA Global, we raised an aggregate of $250 from the sale of a promissory note pursuant to the Note Purchase Agreement. The note is repayable in 10 equal weekly installments and matures 90 days from the date of funding.

•	On September 7, 2012, we and certain of our subsidiaries entered into an amended and restated facility agreement with Deutsche Bank N.V. (“Deutsche Bank”). The amended and restated facility will be effective upon the filing of amended and restated mortgages on the M/V Free Maverick and M/V Free Knight, which filings are currently in process. As amended and restated, the facility agreement:

•	Defers and reduces the balloon payment of $16,009 due on Facility B from November 2012 to December 2015;

•	Provides for monthly repayments of $20 for each of Facility A and Facility B commencing September 30, 2012 through April 30, 2013 and a monthly repayment of $11.5 for each of Facility A and Facility B on May 31, 2013;

•	Suspends principal repayments from June 1, 2013 through June 30, 2014 on each of Facility A and Facility B;

•	Provides for quarterly repayments of $337 for Facility A commencing June 30, 2014, which quarterly repayments have been reduced from $750;

•	Provides for quarterly repayments of $337 for Facility B commencing June 30, 2014;

•	Bears interest at the rate of LIBOR plus 1% through March 31, 2014 and LIBOR plus 3.25% from April 1, 2014 through maturity, which were reduced from LIBOR plus 2.25% for Facility A and LIBOR plus 4.25% for Facility B;

•	Establishes certain financial covenants, including an interest coverage ratio that must be complied with starting January 1, 2013, a consolidated leverage ratio that must be complied with starting January 1, 2014, and a minimum liquidity ratio that must be complied with starting July 1, 2014;

•	Removes permanently the loan to value ratio;

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•	Requires the amount of any “Excess Cash,” as determined in accordance with the amended and restated facility agreement at each fiscal quarter end beginning June 30, 2012, to be applied to pay the amendment and restructuring fee described below and prepay the outstanding loan balance; and

•	Removes the success fee originally due under the previous agreement and provides for an amendment and restructuring fee of $1,480 payable on the earlier of March 31, 2014, the date of a voluntary prepayment, or the date the loan facility becomes due or is repaid in full.

•	On September 11, 2012, our Audit Committee approved the retention of Sherb & Co., LLP (“Sherb”), as our independent registered public accounting firm for the fiscal year ending December 31, 2012, and dismissed Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“E&Y”).

•	On October 3, 2012, our Board of Directors approved the issuance of an additional 2,196,500 shares of our common stock to our Manager in payment of the $807 in unpaid fees due to the Manager for the third quarter of 2012 and 65,358 shares of our common stock to each of our non-executive directors in payment of $30each in unpaid Board fees for the first, second and third quarters of 2012.

•	On October 11, 2012, the M/V Free Goddess, which had been highjacked by Somali pirates in February 2012, was released.

Employment and Charter Rates

All of our vessels are currently being chartered in the spot market. The following table details the vessels in our fleet as of October 10, 2012:

Vessel Name	Type	Built	Dwt	Employment

M/V Free Jupiter	Handymax	2002	47,777	About 65-70 day time charter trip at $6,000 per day for the first 70 days and $9,500 per day thereafter, through October/November 2012

M/V Free Knight	Handysize	1998	24,111	About 20-25 day time charter trip at $3,750 per day for the first 45 days and $8,000 per day thereafter, through October 2012

M/V Free Maverick	Handysize	1998	23,994	About 30 day time charter trip at $7,500 per day through October 2012

M/V Free Impala	Handysize	1997	24,111	About 15-20 day time charter trip at $4,450 per day through October 2012

M/V Free Neptune	Handysize	1996	30,838	About 20-25 day time charter trip at $4,850 per day through October/ November 2012

M/V Free Hero	Handysize	1995	24,318	About 20-25 day time charter trip at $5,000 per day through October/ November 2012

M/V Free Goddess	Handysize	1995	22,051	Following her release from pirates, continued her time charter trip at $10,000 per day through November 2012

On October 11, 2012, the Company announced that all 21 crew members of the M/V Free Goddess are reported safe and well after the vessel’s release by her hijackers. The M/V Free Goddess had been hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. The vessel was on a time charter trip at the time she was hijacked. Under the charterparty agreement, the BIMCO Piracy clause was applied, which provided among other things, for the charterers to have the vessel covered with kidnap and ransom insurance and loss of hire insurance. The vessel was also covered by the war risk underwriters, who confirmed cover. The Company is in arbitration proceedings with the charterer due to the charterer not fulfilling its obligations under the charterparty agreement.

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Important Measures for Analyzing Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•	Ownership days. We define ownership days as the total number of calendar days in a period during which each vessel in the fleet was owned by us. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues earned and the amount of expenses that we incur during that period.

•	Available days. We define available days as the number of ownership days less the aggregate number of days that our vessels are offhire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

•	Operating days. We define operating days as the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reason.

•	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.

•	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

•	Voyage charter. A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge port(s). In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses, in addition to the vessel operating expenses.

•	Time charter equivalent (TCE). The time charter equivalent, or TCE, equals voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period, including the trip to the loading port. TCE is a non-GAAP, standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during a specific period.

•	Adjusted EBITDA represents net earnings before taxes, depreciation and amortization, amortization of deferred revenue, back log asset, (gain)/loss on derivative instruments, stock-based compensation expense, vessel impairment loss, write-off of advances for vessels under construction, interest and finance cost net, provision and write-offs of insurance claims and bad debts, and (gain)/loss on sale of vessel. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. The shipping industry is capital intensive and may involve significant financing costs. The Company uses Adjusted EBITDA because it presents useful information to management regarding the Company’s ability to service and/or incur indebtedness by excluding items that we do not believe are indicative of our core operating performance, and therefore is an alternative measure of our performance. The Company also believes that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as an analytical tool, however, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures.

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Performance Indicators

(All amounts in tables in thousands of U.S. dollars except for fleet data and average daily results)

The following performance measures were derived from our unaudited condensed consolidated financial statements for the six months ended June 30, 2012 and 2011 included elsewhere in this analysis. The historical data included below is not necessarily indicative of our future performance.

	Six Months Ended
	June 30,
	2012	2011

Adjusted EBITDA (1)	$(1,512)	$4,726
Fleet Data:
Average number of vessels (2)	7.00	8.73
Ownership days (3)	1,274	1,580
Available days (4)	1,274	1,566
Operating days (5)	1,224	1,529
Fleet utilization (6)	96.1%	98%
Average Daily Results:
Average TCE rate (7)	$5,815	$10,460
Vessel operating expenses (8)	4,356	4,985
Management fees (9)	888	605
General and administrative expenses (10)	1,557	1,356
Total vessel operating expenses (11)	5,243	5,590

(1)	Adjusted EBITDA represents net loss before taxes, depreciation and amortization, amortization of deferred revenue, (gain)/loss on derivative instruments, stock-based compensation expense, vessel impairment loss, interest and finance cost net, loss on debt extinguishment, provision and write-offs of insurance claims and bad debts, and (gain)/loss on sale of vessel. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. The shipping industry is capital intensive and may involve significant financing costs. The Company uses Adjusted EBITDA because it presents useful information to management regarding the Company’s ability to service and/or incur indebtedness by excluding items that we do not believe are indicative of our core operating performance, and therefore is an alternative measure of our performance. The Company also believes that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as an analytical tool, however, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures.

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	Six Months Ended
	June 30,
	2012	2011
	( U.S. dollars in thousands)

Net loss	$(20,789)	$(49,371)
Depreciation and amortization	3,187 4,411	6,241
Amortization of deferred revenue	-	(136)
Stock-based compensation expense	1,306	125
(Gain) on sale of vessel	-	(1,561)
Vessel impairment loss	12,480	47,298
Loss on derivative instruments	93	116
Interest and finance costs, net of interest income	1,737	1,886
Loss on debt extinguishment	134	-
Provision and write-offs of insurance claims and bad debt	340	128

Adjusted EBITDA	$(1,512)	$4,726

(2)

Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)

Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4)

Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(5)

Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

(6)

We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reasons.

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(7)	TCE is a non-GAAP measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	Six Months Ended
	June 30,
	2012	2011
	(U.S. dollars in thousands, except
	per diem amounts)

Operating revenues	$8,863	$17,133
Voyage expenses and commissions	(1,745)	(1,139)
Net operating revenues	7,118	15,994
Operating days	1,224	1,529

Time charter equivalent daily rate	$5,815	$10,460

(8)

Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Six Months Ended
	June 30,
	2012	2011
	(U.S. dollars in thousands, except per diem amounts)

Vessel operating expenses	$5,549	$7,876
Ownership days	1,274	1,580

Daily vessel operating expenses	$4,356	$4,985

(9)	Daily management fees are calculated by dividing total management fees (excluding stock-based compensation expense) paid on ships owned by ownership days for the relevant time period.
(10)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses (excluding stock-based compensation expense) by ownership days for the relevant period.
(11)

Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

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Results of Operations

Six Months Ended June 30, 2012 as Compared to Six Months Ended June 30, 2011

REVENUES — Operating revenues for the six months ended June 30, 2012 were $8,863 compared to $17,133 for the six months ended June 30, 2011. The decrease of $8,270 is mainly attributable to the lower average daily TCE rate of $5,815 in the six months ended June 30, 2012 compared to an average daily TCE rate of $10,460 in the six months ended June 30, 2011. This reflects the weak spot charter market rates and, to a lesser degree, the decrease of the average number of vessels in our fleet to seven vessels for the six months ended June 30, 2012 compared to 8.73 vessels for the six months ended June 30, 2011.

VOYAGE EXPENSES AND COMMISSIONS — Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $1,215 for the six months ended June 30, 2012, as compared to $132 for the six months ended June 30, 2011. The variance in voyage expenses reflects mainly the bunkers delivery – redelivery transactions which expired during the first half of 2012.

For the six months ended June 30, 2012, commissions charged amounted to $530, as compared to $1,007 for the six months ended June 30, 2011. The decrease in commissions is mainly due to the decrease of operating revenues for the six months ended June 30, 2012 compared to the six months ended June 30, 2011. The commission fees represent commissions paid to the Manager, other affiliated companies associated with family members of our Chief Executive Officer, and unaffiliated third parties relating to vessels chartered during the relevant periods.

OPERATING EXPENSES — Vessel operating expenses, which include crew cost, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $5,549 in the six months ended June 30, 2012, as compared to $7,876 in the six months ended June 30, 2011. The decrease of $2,327, which translates to daily operating expenses of $4,356 for the six months ended June 30, 2012 versus $4,985 for the six months ended June 30, 2011, is primarily due to the intensification of the cost cutting initiatives initiated in the fourth quarter of 2010 and continued through the first half of 2012, the ownership of seven vessels versus 8.73 during the prior period, and the hijacking of the M/V Free Goddess in February 2012, which as a result incurred lower operating expenses.

DEPRECIATION AND AMORTIZATION — For the six months ended June 30, 2012, depreciation expense totaled $2,841 as compared to $5,679 for the six months ended June 30, 2011. The decrease of $2,838 in depreciation expense resulted from the classification of the M/V Free Jupiter and the M/V Free Lady as “held for sale” in our unaudited interim condensed consolidated balance sheet for the six months ended June 30, 2012 and the sale of M/V Free Lady on November 8, 2011. For the six months ended June 30, 2012, amortization of dry-dockings and special survey costs totaled $346, a decrease of $216 over the $562 of expenses for the six months ended June 30, 2011. The main reason for the decrease is the write-off of unamortized dry docking and special survey costs related to the M/V Free Lady upon the vessel’s sale on November 8, 2011.

MANAGEMENT FEES — Management fees for the six months ended June 30, 2012 totaled $1,771, as compared to $956 in the six months ended June 30, 2011. The $815 increase in management fees mainly resulted from the recognition of $640 as stock-based compensation expense for the issuance of 1,660,694 shares of the Company's common stock to the Manager in payment of the $926 in unpaid fees due to the Manager for the first quarter of 2012 under the management and services agreements with the Company, and the increase of the monthly management fee per vessel to $19.0 from $16.5 effective June 1, 2011.

GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses, which include, among other things, legal, audit, audit-related expenses, travel expenses, communications expenses, and services fees and expenses charged by the Manager, totaled $2,650 (including $666 stock-based compensation expense) for the six months ended June 30, 2012, as compared to $2,267 (including $125 stock-based compensation expense) for the six months ended June 30, 2011. The difference was primarily due to the amount of $605 recognized as stock-based compensation expense for the issuance of 1,660,694 shares of the Company's common stock to the Manager in payment of the $926 in unpaid fees due to the Manager for the first quarter of 2012 under the management and services agreement with the Company and for the issuance of an aggregate of 199,642 shares of the Company’s common stock to the non-executive members of its Board of Directors in payment of $31 per person in unpaid Board fees for the last three quarters of 2011.

PROVISION AND WRITE-OFFS OF INSURANCE CLAIMS AND BAD DEBTS — For the six months ended June 30, 2012, the provision and write-offs of insurance claims and bad debts totaled $340, which reflected the write-off of various long outstanding accounts receivable and bad debt provision. For the six months ended June 30, 2011, the provision totaled $128, which reflected the write-off of various long outstanding accounts receivable.

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GAIN/LOSS ON SALE OF VESSEL — During the six months ended June 30, 2012, there were no vessel disposals. For the six months ended June 30, 2011, the Company recognized a gain of $1,561 on the sale of the M/V Free Envoy.

VESSEL IMPAIRMENT LOSS — The Company, according to the provisions of ASC 360, has classified the M/V Free Hero, the M/V Free Jupiter, the M/V Free Impala and the M/V Free Neptune as “held for sale” for the six months ended June 30, 2012 at their estimated market values less costs to sell, as all criteria required for the classification as “Held for Sale” were met at the balance sheet date. As of June 30, 2012, the Company compared the carrying values of vessels classified as held for sale with their estimated market values less costs to sell and recognized an impairment loss of $12,480 in the unaudited interim condensed consolidated statements of operations.

The Company, also according to the provisions of ASC 360, has classified the M/V Free Hero, the M/V Free Impala and the M/V Neptune as “held for sale” for the six months ended June 30, 2011 at their estimated market values less costs to sell, as all criteria required for the classification as “Held for Sale” were met at the balance sheet date. As of June 30, 2011, the Company compared the carrying values of the M/V Free Hero, the M/V Free Impala and the M/V Free Neptune with their estimated market values as determined by independent brokers less costs to sell and recognized an impairment loss of $783 in the unaudited interim condensed consolidated statements of operations, of which $728 relates to the M/V Free Hero and $55 to the M/V Free Impala. No impairment loss was recognized for the M/V Free Neptune as her estimated market value less costs to sell exceeded her carrying value.

Thus, the Company assessed for recoverability the carrying value of M/V Free Jupiter and M/V Free Lady, including unamortized deferred dry docking costs of $177, due to their expected sale. In performing its assessment, the Company compared the carrying value of the vessels with their estimated fair market values at June 30, 2011 as determined by independent brokers. As a result of this assessment, the Company has recognized an impairment loss of $46,515 in the unaudited interim condensed consolidated statements of operations for the six months ended June 30, 2011, of which $15,048 relates to the M/V Free Jupiter and $31,467 to the M/V Free Lady.

FINANCING COSTS — Financing costs amounted to $1,737 for the six months ended June 30, 2012 and $1,890 for the six months ended June 30, 2011. The decrease of the interest and financing costs incurred for the six months ended June 30, 2012 as compared to the same period in 2011 was mainly attributed to the write-off of the commitment fees that ABN AMRO Bank had charged the Company for pre-delivery and post delivery debt financing for the purchase of the two newbuilding Handysize vessels which were canceled. The bank agreed to return them to the Company, pursuant to a settlement agreement entered into on April 13, 2012.

GAIN/(LOSS) ON INTEREST RATE SWAPS — Under the terms of two swap agreements, we make quarterly payments to the counterparty based on decreasing notional amounts, which were $5,166 and $2,766, respectively, as of June 30, 2012, at fixed rates of 5.07% and 5.55%, respectively, and the counterparty makes quarterly floating-rate payments at LIBOR to the Company based on the same decreasing notional amounts. The swaps mature in September 2015 and July 2015, respectively.

The change in fair value of the Company’s two interest rate swaps for the six months ended June 30, 2012 and 2011 resulted in unrealized gains of $122 and $169, respectively. The settlements on the interest rate swaps for the six months ended June 30, 2012 and 2011 resulted in realized losses of $215 and $285, respectively. The total of the change in fair value and settlements for the six months ended June 30, 2012 and 2011 aggregate to losses of $93 and $116, respectively, which is separately reflected in “Loss on derivative instruments” in the unaudited interim condensed consolidated statements of operations.

The change is attributable to the interest rate differential between floating and fixed interest rates in the six months ended June 30, 2012 compared to the same period in 2011.

NET LOSS — Net loss for the six months ended June 30, 2012 was $20,789, as compared to net loss of $49,371 for the six months ended June 30, 2011. The higher net loss for the six months ended June 30, 2011 resulted primarily from the higher amount of impairment loss the Company recognized in the unaudited interim condensed consolidated statements of operations in the six months ended June 30, 2011, compared to an impairment loss of $12,480 the Company recognized in the six months ended June 30, 2012.

Liquidity and Capital Resources

We have historically financed our capital requirements from equity provided by our shareholders, operating cash flows and long-term borrowings. As of June 30, 2012, our long-term borrowings totaled $88,946. We have primarily used our funds for capital expenditures to maintain our fleet, comply with international shipping standards and environmental laws and regulations, and fund working capital requirements.

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In February, March and April 2012, the Company received notifications from Deutsche Bank and FBB that the Company was in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. As of June 30, 2012, the Company was in breach of certain of these financial covenants for its loan agreements with Deutsche Bank and FBB, including the loan-to-value ratios (also known as value maintenance clauses). In addition, the Company has not been able to meet certain of its scheduled payment obligations under these loan agreements which were due in the six months ended June 30, 2012. These breaches constituted events of default and could have resulted in the lenders requiring immediate payment of the loans.

On April 26, 2012, the Company was advised by Deutsche Bank that it would approve the request to permanently amend the amortization schedule including refinancing of the balloon due in November 2012. The Company and the bank entered into an amended and restated facility agreement on September 7, 2012 (please see “Recent Developments” for more information). On May 31, 2012, the Company entered into a Sixth Supplemental Agreement with Credit Suisse, which amends and restates the Facility Agreement dated December 24, 2007, for the full payment holiday of the principal and partial interest holiday payment until March 31, 2014 (please see “Long-Term Debt” for more information). Although the Company will continue to seek waivers to certain covenants from its remaining lender, FBB, and to restructure the FBB loan, there can be no assurances that the Company will be able to do so.

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. As a result of the cross default provisions in the Company’s loan agreements, actual breaches existing under its credit facilities with Deutsche Bank and FBB could result in defaults under all of the Company’s affected debt and the acceleration of such debt by its lender. Accordingly, as of June 30, 2012, the Company is required to reclassify its long term debt and derivative financial instrument liability (interest rate swaps) as current liabilities in its consolidated balance sheet since the Company had not, as of June 30. 2012, received waivers, or formally documented such waivers, of all of the breaches discussed above.

Management is currently seeking and will continue to seek to restructure the Company’s remaining indebtedness that has not yet been restructured and to obtain waivers of any remaining covenant violations. If the Company is not able to obtain the remaining necessary waivers and/or complete the restructuring of its debt, this could lead to the acceleration of the outstanding debt under its debt agreements. The Company’s failure to satisfy its covenants and payment obligations under its debt agreements, and any consequent acceleration and cross-acceleration of its outstanding indebtedness, would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

Based on the Company’s cash flow projections for the remaining six months of 2012, cash on hand and cash provided by operating activities including the cash to be provided upon the sale of the vessels currently classified as held for sale will not be sufficient to cover scheduled debt repayments as of June 30, 2012, operating expenses and capital expenditure requirements for at least twelve months from the balance sheet date. All of the above raises doubt regarding the Company’s ability to continue as a going concern.

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments if current market charter hire rates remain at current low levels, including completion of the negotiations for the restructuring of its loans (please see “Long-Term Debt” and “Recent Developments” for more information), offerings of common stock through a Standby Equity Distribution Agreement and an Equity Line Facility (please see “Recent Developments” for more information), disposition of certain vessels in its current fleet, and additional reductions in operating and other costs.

In 2009, we suspended the payment of cash dividends on our common stock because of prevailing economic conditions and to comply with restrictions in certain of our loan agreements. Because economic conditions remain uncertain, and because we are focusing on managing our cash obligations, we will not resume the payment of cash dividends at this time.

The dry bulk carriers we owned had an average age of 15 years as of October 10, 2012. Effective April 1, 2009, and following our reassessment of the useful lives of our assets, the vessels’ useful life was increased from 27 to 28 years. Our estimate was based on the current vessels’ operating condition and the conditions prevailing in the market for same type of vessels. However, economics, rather than a set number of years, determines the actual useful life of a vessel. As a vessel ages, the maintenance costs rise particularly with respect to the cost of surveys. So long as the revenue generated by the vessel sufficiently exceeds its maintenance costs, the vessel will remain in use. If the revenue generated or expected future revenue does not sufficiently exceed the maintenance costs, or if the maintenance costs exceed the revenue generated or expected future revenue, then the vessel owner usually sells the vessel for scrap.

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Cash Flows

Six Months Ended June 30, 2012 as Compared to Six Months Ended June 30, 2011

OPERATING ACTIVITIES — Net cash from operating activities decreased by $4,831 to $(1,124) for the six months ended June 30, 2012, as compared to net cash from operating activities of $3,707 for the six months ended June 30, 2011. The decrease resulted from the weak freight market in the six months ended June 30, 2012 compared to the same period in 2011 and the reduced average number of vessels to seven in the six months ended June 30, 2012 from 8.73 in the six months ended June 30, 2011.

INVESTING ACTIVITIES — Net cash used in investing activities during the six months ended June 30, 2012 was $nil, as compared to $1,419 used in investing activities for the six months ended June 30, 2011. The decrease reflected the cancelation of two Handysize newbuildings and no vessel disposals during the six months ended June 30, 2012.

FINANCING ACTIVITIES — The cash from financing activities for the six months ended June 30, 2012 was $1,125, as compared to $(5,658) used in for the six months ended June 30, 2011. The increase in cash was mainly due to the decrease in restricted cash and the bank loans principal holiday payment.

Long-Term Debt

As of June 30, 2012, the Company’s bank debt is as follows:

	Deutsche Bank	Credit Suisse	FBB	Total
December 31, 2011	$29,259	$36,450	$23,237	$88,946
Additions	-	-	-	-
Payments	-	-	-	-
June 30, 2012	$29,259	$36,450	$23,237	$88,946

All the Company’s credit facilities bear interest at LIBOR plus a margin, ranging from 1.00% to 4.25%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits, average cash balances to be maintained with the lending banks and minimum ratios for the fair values of the collateral vessels compared to the outstanding loan balances. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessels’ flag without the lender’s consent or distributing earnings.

The weighted average interest rate for the six months ended June 30, 2012 and 2011 was 3.4% and 2.5%, respectively. Interest expense incurred under the above loan agreements amounted to $1,760 and $1,486 (net of capitalized interest $112) for the six months ended June 30, 2012 and 2011, respectively, and is included in “Interest and Finance Costs” in the unaudited interim condensed consolidated statements of operations.

Deutsche Bank Facility

On September 2, 2011, the Company instructed the Deutsche Bank in accordance with relevant provision of the facility agreement to postpone the repayment installment of $750 due on September 18, 2011, which will be paid on the termination date in December 2015.

In October 2011, the Company, following negotiations with Deutsche Bank, deferred the payment of an additional fee equal to $360, due on November 1, 2011, to January 2012.

In December 2011, the Company did not pay the $750 repayment installment along with accrued interest with Deutsche Bank.

On February 15, 2012, the Company received notice from Deutsche Bank according to which Company's failure to (i) repay the installment due in December 2011, (ii) pay regular interest on the loan, (iii) pay default interest on the loan, (iv) pay the success fee due in November 2011, (v) set new financial covenants and (vi) comply with the loan to value covenant, are considered events of default. Deutsche Bank requested that the Company fulfill its obligations by March 15, 2012. The Company has not paid the aforementioned amounts or the $750 repayment installment along with accrued interest due in March 2012. On April 26, 2012, the Company was advised by Deutsche Bank that it would approve the request to permanently amend the amortization schedule including refinancing of the balloon due in November 2012.

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On September 7, 2012, the Company and certain of its subsidiaries entered into an amended and restated facility agreement with Deutsche Bank. As amended and restated, the facility agreement:

•	Defers and reduces the balloon payment of $16,009 due on Facility B from November 2012 to December 2015;

•	Provides for monthly repayments of $20 for each of Facility A and Facility B commencing September 30, 2012 through April 30, 2013 and a monthly repayment of $11.5 for each of Facility A and Facility B on May 31, 2013;

•	Suspends principal repayments from June 1, 2013 through June 30, 2014 on each of Facility A and Facility B;

•	Provides for quarterly repayments of $337 for Facility A commencing June 30, 2014, which quarterly repayments have been reduced from $750;

•	Provides for quarterly repayments of $337 for Facility B commencing June 30, 2014;

•	Bears interest at the rate of LIBOR plus 1% through March 31, 2014 and LIBOR plus 3.25% from April 1, 2014 through maturity, which were reduced from LIBOR plus 2.25% for Facility A and LIBOR plus 4.25% for Facility B;

•	Establishes certain financial covenants, including an interest coverage ratio that must be complied with starting January 1, 2013, a consolidated leverage ratio that must be complied with starting January 1, 2014, and a minimum liquidity ratio that must be complied with starting July 1, 2014;

•	Removes permanently the loan to value ratio;

•	Requires the amount of any “Excess Cash,” as determined in accordance with the amended and restated facility agreement at each fiscal quarter end beginning June 30, 2012, to be applied to pay the amendment and restructuring fee described below and prepay the outstanding loan balance; and

•	Removes the success fee originally due under the previous agreement and provides for an amendment and restructuring fee of $1,480 payable on the earlier of March 31, 2014, the date of a voluntary prepayment, or the date the loan facility becomes due or is repaid in full.

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Credit Suisse Facility

On July 15, 2011, the Company entered into a Fourth Supplemental Agreement with Credit Suisse which amended its existing credit facility to, among other things, defer its payments totaling $2,000, originally due in July 2011 until September 2011. The Fourth Supplemental Agreement, as originally entered into, contemplated that the Company would complete a proposed debt financing with an unrelated party, and that if the debt financing did not occur by September 5, 2011, the Company would sell one or two of the four vessels collateralizing the credit facility. This debt financing did not occur. Therefore, the Company initiated the sale of the M/V Free Jupiter and the M/V Free Lady. On October 3, 2011, the Company entered an agreement to sell the M/V Free Lady. The net proceeds of this sale amounting to $19,800 were applied to pay down the amount outstanding on this facility.

In light of the successful sale of the M/V Free Lady, the Company entered into a Fifth Supplemental Agreement dated November 7, 2011 with Credit Suisse, which amended the Fourth Supplemental Agreement to, among other things, reduce the next five loan repayment installments starting from the third quarter of 2011. Pursuant to this agreement, the Company agreed to enter into a period time charter of at least twelve months for all mortgaged vessels not later than December 31, 2011, which charter would cover the vessels’ debt service plus $1.0 million. If the foregoing time charters were not entered into by the date required, the Company agreed that will sell, not later than January 31, 2012, either the M/V Free Jupiter or both the M/V Free Goddess and the M/V Free Hero . In addition, under the Fifth Supplemental Agreement, the margin on this facility increased to 3.25% during the period until either the period employment or the sale procedure has been completed, after which time the margin will be reduced to 2.75%. According to the terms of the agreement, failure to comply with the above would constitute an event of default. The Company has not concluded any time charter agreement and any agreement for the sale of the above mentioned vessels.

On February 2, 2012, the Company agreed by letter with Credit Suisse to defer its payments totaling $700 originally due on January 31, 2012 until the next repayment date April 30, 2012, which was further deferred to May 31, 2012 as per letter dated April 25, 2012. The interest payment of $348 originally due on February 8, 2012, has been agreed to be paid in two installments as follows: $147 paid on February 8, 2012 and $201 to be paid on April 30, 2012, which was further deferred to May 31, 2012 as per letter dated April 25, 2012. In addition the interest payment of $348 originally due on May 10, 2012, has been agreed to be paid in two installments as follows: $147 to be paid on May 10, 2012 and $201 on May 31, 2012.

On February 15 2012, the Company received a proposal from Credit Suisse containing restructuring head terms for the full payment holiday of the principal and partial interest payment holiday until March 31, 2014, conditioned on approval from the Company’s other lenders. The Company has been advised that the proposal has been approved by Deutsche Bank. The Company is continuing discussions with FBB.

On May 31, 2012, the Company entered into a Sixth Supplemental Agreement with Credit Suisse, which amends and restates the Facility Agreement dated December 24, 2007, as amended, between the Company and Credit Suisse. The Sixth Supplemental Agreement, among other things, modifies the Facility Agreement to:

•	Defer further principal repayments until March 31, 2014;

•	Reduce the interest rate on the facility to LIBOR plus 1% until March 31, 2014 from a current interest margin of 3.25%;

•	Release restricted cash of $ 1,125;

•	Waive compliance through March 31, 2014 with the requirement to maintain a minimum ratio of aggregate fair market value of the financed vessels to loan balance, after which date the required minimum ratio will be 115% beginning April 1, 2014, 120% beginning October 1, 2014, and 135% beginning April 1, 2015;

•	Establish certain financial covenants, including an interest coverage ratio, which must be complied with starting January 1, 2013, a consolidated leverage ratio, which must be complied with starting January 1, 2014, and a minimum liquidity ratio, which must be complied with starting July 1, 2014; and

•	Require the amount of any “Excess Cash,” as determined in accordance with the Facility Agreement at each fiscal quarter end beginning June 30, 2012, to be applied to pay the amendment and restructuring fee described below and prepay the outstanding loan balance, depending on the Company’s compliance at the time with the vessel market value to loan ratio and the outstanding balance of the loan.

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As of June 30, 2012, the outstanding balance under the Facility Agreement totaled $36,450. An amendment and restructuring fee equal to 5% of the current outstanding indebtedness, $1,823, will be due and payable on the earlier of March 31, 2014, the date of a voluntary prepayment, or the date the loan facility becomes due or is repaid in full. The Company is also no longer required to sell additional vessels, as it had been under the terms of the Facility Agreement as previously in effect.

FBB Facility

On January 27, 2012, the Company entered into a First Supplemental Agreement with FBB, which amends its existing credit facility to defer the repayment installment of $837.5 and the interest payment of $197 both due on December 16, 2011 until the next repayment date on March 16, 2012. In addition, FBB granted a waiver to the security value covenant and the financial covenants, whose testing was waived until March 16, 2012. On March 23, 2012, the Company received a notice from FBB according to which failure to (i) pay the $1,675 repayment installment due in March 2012, (ii) pay accrued interest and (iii) pay default interest constitute an event of default. On April 12, 2012, the Company received notice from FBB according to which along with the previously mentioned events, failure to make periodic monthly installments into the retention account since September 2011 and violation of the loan to value covenant constituted events of default, and that if all of the above events are not remedied on or before April 20, 2012, FBB will take whatever action is available to it. The Company has not either paid the installment of $837.5 which was due on June 18, 2012 or the accrued interest. The Company is in discussions to permanently amend the amortization schedule and reach an agreement on the unpaid principal and interest.

ABN AMRO Bank Facility

On September 10, 2010, the Company signed an offer letter with ABN AMRO Bank securing, subject to customary legal documentation and payment of an arrangement fee, commitments for pre-delivery and post-delivery debt financing up to an amount of $32,400 for the purchase of two newbuilding Handysize vessels. The facility, which would be available for drawdown until December 31, 2012, is repayable in 20 quarterly installments plus a balloon payment, commencing three months after the delivery of the vessels. The vessels will be used as collateral for the facility. According to the agreed terms, the facility would bear interest at LIBOR plus margin and would include customary financial covenants.

By letter dated December 30, 2011, the Company received notice from ABN AMRO Bank that the bank’s commitment for pre-delivery and post delivery debt financing up to the amount of $32,400 for the purchase of the two newbuilding Handysize vessels has been canceled due to the Company’s failure to pay commitment fees as prescribed in the offer letter, that were considered as events of default, and the occurrence of various material adverse changes as considered by ABN AMRO Bank.

Pursuant to a settlement agreement entered into on April 13, 2012, ABN AMRO Bank has agreed to return to the Company all commitment fees paid to date less expenses and all further obligations of the parties have been terminated.

Loan Covenants

As of June 30, 2012, the Company was in breach of certain of its financial covenants for its loan agreements with FBB and Deutsche Bank, including the loan-to-value ratios, interest cover ratios, minimum liquidity requirements and leverage ratios. Thus, in accordance with guidance related to classification of obligations that are callable by the creditor, the Company has classified all of the related long-term debt amounting to $88,946 as current at June 30, 2012.

Deutsche Bank amended and restated facility agreement:

•	Consolidated leverage ratio: at the end of each accounting period falling between 1 January 2014 and 31 December 2015 (both inclusive), the ratio of funded debt to shareholders’ equity shall not be greater than 2.5:1.0;
•	Liquidity: it maintains (on a consolidated basis) on each day falling after 30 June 2014, cash in an amount equal to the higher of $2,500 and $500 per vessel;
•	Interest coverage ratio: the ratio of EBITDA to Interest Expense at the end of each accounting period falling between 1 January 2013 and 31 December 2013 (both inclusive), shall not be less than 2.0:1.0; falling between 1 January 2014 and 31 December 2014 (both inclusive), shall not be less than 3.5:1.0; and falling between 1 January 2015 and 31 December 2015 (both inclusive), shall not be less than 4.5:1.0;

Credit Suisse Sixth Supplemental Agreement:

•	Value to Loan Ratio:

(a)	during the period commencing on 1 April 2014 and ending on 30 September 2014, the aggregate fair market value of the financed vessels must not be less than 115% of the outstanding loan balance at such time plus the swap exposure minus the aggregate amount, if any, standing to the credit of the operating accounts, the retention account and any bank accounts of the Company opened with the bank;

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(b)	during the period commencing on 1 October 2014 and ending on 31 March 2015, the aggregate fair market value of the financed vessels must not be less than 120% of the outstanding loan balance at such time plus the swap exposure minus the aggregate amount, if any, standing to the credit of the operating accounts, the retention account and any bank accounts of the Company opened with the bank;

(c)	after 31 March 2015, the aggregate fair market value of the financed vessels must not be less than 135% of the outstanding loan balance at such time plus the swap exposure minus the aggregate amount, if any, standing to the credit of the operating accounts, the retention account and any bank accounts of the Company opened with the bank;

•	Consolidated leverage ratio: at the end of each accounting period falling between 1 January 2014 and 31 December 2015 (both inclusive), the ratio of funded debt to shareholders’ equity shall not be greater than 2.5:1.0;

•	Liquidity: it maintains (on a consolidated basis) on each day falling after 30 June 2014, cash in an amount equal to the higher of $2,500 and $500 per vessel;

•	Interest coverage ratio: the ratio of EBITDA to Interest Expense at the end of each accounting period falling between 1 January 2013 and 31 December 2013 (both inclusive), shall not be less than 2.0:1.0; falling between 1 January 2014 and 31 December 2014 (both inclusive), shall not be less than 3.5:1.0; and falling between 1 January 2015 and 31 December 2015 (both inclusive), shall not be less than 4.5:1.0;

FBB loan agreement:

(i)	the Company is required to maintain an average corporate liquidity of at least $3,000;

(ii)          (ii) (ii) the leverage ratio of the corporate guarantor shall not at any time exceed 55%;

(iii)         (iii) (iii) the ratio of EBITDA to net interest expense shall not be less than 3; and

(iv)	the fair market value of the financed vessels shall be at least (a) 115% for the period July 1, 2010 to June 30, 2011 and (b) 125% thereafter. The covenants described in clauses (i), (ii) and (iii) above are tested annually on December 31st.

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